SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 5, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Yes                      No      X

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

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information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

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Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release re: France Telecom Investor Day.

press release

Paris, December 5, 2007

France Telecom investor day

•	2007 objectives confirmed

•	2008 objectives: at least 7.5 billion euros in organic cash flow, with a stabilization of the Gross Operating Margin rate

•	Medium-term ambition: accelerating growth and continuing to strengthen organic cash flow

At its Investor Day held today in Paris, France Telecom confirms its financial and operational performance for the current year and presents a detailed review of its main activities and outlook for 2008, as well as the trends for the coming years.

2007 performance confirmed

As announced when presenting its 3rd quarter results, the Group confirms the raise of its 2007 organic cash flow target by 10% to 7.5 billion euros. The following targets have also been confirmed:

•	stabilization of the Gross Operating Margin rate compared with 2006

•	maintaining the rate of investment at about 13% of revenues.

2008 targets

For 2008, the objective is to generate organic cash flow of at least 7.5 billion euros. In the context of growth in Group revenues in line with that of its markets, this objective is based on stabilizing the Gross Operating Margin rate compared with 2007 and maintaining investment expenditure at about 13% of revenues.

In addition, the cash use and shareholder compensation policy remains unchanged for 2007-2008:

•	maintaining the dividend distribution level at between 40 and 45% of organic cash flow for 2007

•	achieving a ratio of net debt to GOM of less than 2 by the end of 2008 – net debt was 39.7 billion euros at September 30, 2007

•	reaffirming a cautious and selective acquisition and disposal policy, focused primarily on targets in markets with strong potential.

Medium-term trends

Beyond 2008 and over the medium term, thanks to the various growth initiatives launched, the Group aims to improve its revenue growth profile, increase its Gross Operating Margin, preserving the profitability of revenues, and continue to improve its organic cash flow, while maintaining the rate of investment at the current level.

Commenting the event, Didier Lombard, Chairman and CEO of France Telecom, said: “France Telecom is clearly a driving force in the revolution that is underway in the world of telecommunications, characterized by a proliferation of players and uses increasingly focused on greater convergence. A pioneer in the evolution towards a digital world and the networks and services of the future, the entire Group is working to offer innovative products and services for all its clients, wherever they may be. Thanks to the transformation carried out over the last few years, the Group has a unique position in the new universe of communication services, a position which is further strengthened by its flagship Orange brand, which already accounts for over two thirds of its customers.

The results obtained during the first three quarters of this year, and the confirmation of the full-year objectives for 2007, underline the relevance of this development strategy. For 2008, the Group is again setting itself ambitious goals; we will achieve them, I am sure, by maintaining our lead through serving our clients well.

With regard to the dividend for shareholders, the Group is maintaining the policy defined in 2006 to pay out 40 to 45% of organic cash flow. The significant improvements achieved in terms of organic cash flow generation create space to increase the dividend. In light of the higher cash flow target for 2007, the dividend to be paid out in 2008 – which the Board will decide on at the closing of the 2007 accounts – will be between 1.20 and 1.30 euros per share”.

Disclaimer

This press release contains forward-looking statements and information on France Telecom’s objectives, notably for 2007 and 2008. Although France Telecom believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual results achieved include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT plan and other strategic initiatives based on the integrated operator model as well as France Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.

The financial information in this press release is based on international financial reporting standards (IFRS) and is subject to specific uncertainty factors given the risk of changes in IFRS standards.

More detailed information on the potential risks that could affect France Telecom’s financial results can be found in the Registration Document and its updates filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves more than 167 million customers in five continents as of September 30, 2007, of which two thirds are Orange customers. The Group had consolidated sales of 51.7 billion euros in 2006 and 39.4 billion euros for the first nine months of 2007. At September 30, 2007 the group had 106.9 million mobile customers and 11.4 million broadband internet (ADSL) customers. Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group’s single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange.

For more information : www.orange.com, www.francetelecom.com, www.orange-business.com

Press Contacts: + 33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange-ftgroup.com

Sébastien Audra

sebastien.audra@orange-ftgroup.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 5, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information